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SECUR 05039228 OMMISSION

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen Konrad Asset Management, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1877 South Federal Highway, Suite 101
(No. and Street)

Boca Raton (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tim Allen (800) 579-0864
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

OATH OR AFFIRMATION

I, Robert Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen Konrad Asset Management, Corp., as of December 31, 20 04 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

Chief Financial Officer

(Title)

NOTARY PUBLIC, STATE OF FLORIDA
GLORIA RODRIGUEZ
MY COMMISSION EXPIRES November 19, 2007
#DD 268984
Bonded thru Notary Public Underwriters

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

ALLEN KONRAD ASSET MANAGEMENT, CORP.

REPORT PURSUANT TO RULE 17a-5

UNDER THE SECURITIES EXCHANGE

ACT OF 1934

DECEMBER 31, 2004







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Allen Konrad Asset Management, Corp.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Allen Konrad Asset Management, Corp. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen Konrad Asset Management, Corp. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
January 24, 2005

ALLEN KONRAD ASSET MANAGEMENT, CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

DEPOSIT AT CLEARING BROKER (NOTE 5)	$	25,000
DUE FROM OFFICER		4,307
COMMISSIONS RECEIVABLE (NOTE 6)		67,396
PROPERTY AND EQUIPMENT, NET (NOTE 2)		6,391
	$	103,094

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Bank overdraft	$	32,943
Accounts payable and accrued liabilities		19,987
Payable to broker (Note 5)		153
Due to Parent		3,500
Total liabilities		56,583
LEASE COMMITMENTS (NOTE 3)		
STOCKHOLDER'S EQUITY		46,511
	$	103,094

See accompanying notes.

ALLEN KONRAD ASSET MANAGEMENT, CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions (Note 6)	$	172,987
Investment banking income		94,981
Interest and dividends		1,061
Total revenues		269,029
EXPENSES		
Advertising and promotion		15,545
Contributions		7,600
Clearing charges		3,696
Computer supplies		4,235
Depreciation (Note 2)		660
Dues and subscriptions		1,086
Equipment rental		7,691
Insurance		10,288
Licenses and permits		2,560
Meals and entertainment		16,548
Office supplies		25,427
Other general and administrative		3,911
Postage and delivery		1,800
Printing and reproduction		2,414
Professional fees		44,233
Rent (Note 3)		35,196
Salaries and related expenses		313,397
Telephone		15,444
Travel		22,432
Utilities		1,945
Total expenses		536,108
NET LOSS	$(	267,079)

See accompanying notes.

ALLEN KONRAD ASSET MANAGEMENT, CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock no par value: 1,000 shares authorized, issued and outstanding	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - December 31, 2003	$ 1,000	$ 19,000	$(8,977)	$ 11,023
Stockholder contributions	-	358,867	-	358,867
Stockholder distributions	-	-	(56,300)	(56,300)
Net loss	-	-	(267,079)	(267,079)
Balances - December 31, 2004	**$ 1,000**	**$ 377,867**	**$(332,356)**	**$ 46,511**

See accompanying notes.

ALLEN KONRAD ASSET MANAGEMENT, CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	267,079)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		660
Changes in operating assets and liabilities:		
Deposit at clearing broker	(	25,000)
Commissions receivable	(	67,396)
Accounts payable and accrued liabilities		17,430
Payable to broker		153
Total adjustments	(	74,153)
Net cash used in operating activities	(	341,232)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(	6,351)
Advances to officer	(	4,307)
Net cash used in investing activities	(	10,658)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholder contributions		358,867
Borrowings from Parent		3,500
Stockholder distributions	(	56,300)
Bank overdraft		32,943
Net cash provided by financing activities		339,010
NET DECREASE IN CASH	(	12,880)
CASH - BEGINNING		12,880
CASH - ENDING	$	-
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Allen Konrad Asset Management, Corp., (the Company) incorporated on October 10, 2003, in the State of Florida, and on June 16, 2004 received authorization from the National Association of Securities Dealers, Inc. to operate as a registered broker dealer. The Company is a broker-dealer acting in an agency capacity, buying and selling various types of equity, variable life insurance or annuities, U.S. Government, corporate debt and mutual fund instruments for its customers and charging a commission, and also providing investment advisory services.

The Company is a wholly owned subsidiary of Allen Konrad Holdings Corp., (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 5 years.

Advertising

Advertising costs are expensed as incurred. Advertising expenses amounted to $15,545 for the year ended December 31, 2004.

Income Taxes

The Company has elected with its Parent to be a Qualified Subchapter S Subsidiary. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	3,736
Computer equipment		3,315
		7,051
Less accumulated depreciation	(	660)
	$	6,391

Depreciation expense for the year ended December 31, 2004 amounted to $660.

NOTE 3. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facility in Florida, expiring in 2007. The office facility lease is guaranteed by one of the Parent's stockholders. The Company is also obligated under five non-cancelable equipment leases expiring in 2006 and 2007. The approximate minimum annual lease commitments on the leases for years subsequent to December 31, 2004 are as follows:

2005	$	61,000
2006		58,000
2007		6,000
	$	125,000

Rent expense for the year ended December 31, 2004 amounted to $35,196.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% (12 1/2% during the first twelve months of operations) of "Aggregate Indebtedness", as defined. At December 31, 2004, the Company's "Net Capital" was $34,199 which exceeded requirements by $27,126, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.65 to 1.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Jersey City, New Jersey. At December 31, 2004, the deposit at the clearing broker and the payable to broker are held by and due to this brokerage firm.

Deposits with Financial Institutions

The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event, the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. COMMISSIONS RECEIVABLE

At December 31, 2004, there was $66,826 of commissions due to the Company from insurance companies. The Company primarily buys and sells insurance company mutual fund products for its customers. The transactions are not transacted through the Company's clearing broker.

SUPPLEMENTARY INFORMATION

ALLEN KONRAD ASSET MANAGEMENT, CORP.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL
RULE 15c3-1
DECEMBER 31, 2004

CREDITS		
Stockholder's equity	$	46,511
DEBITS		
Due from officer		4,307
Commissions receivable		1,614
Property and equipment, net		6,391
Total debits		12,312
NET CAPITAL		34,199
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 12 1/2% OF AGGREGATE INDEBTEDNESS OF $56,583		7,073
EXCESS NET CAPITAL	$	27,126
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.65 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Bank overdraft	$	32,943
Accounts payable and accrued liabilities		19,987
Due to Parent		3,500
Payable to broker		153
Total aggregate indebtedness	$	56,583

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See Independent Auditors' Report.

ALLEN KONRAD ASSET MANAGEMENT, CORP.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Allen Konrad Asset Management, Corp.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplementary information of Allen Konrad Asset Management, Corp. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
January 24, 2005

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com